SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MILLENNIUM PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

MAHOGANY ACQUISITION CORP.
a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.
a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

599902103
(CUSIP Number of Class of Securities)

Iwaaki Taniguchi
President
Takeda America Holdings, Inc.
767 Third Avenue, 8th Floor
New York, NY 10017
Tel: (212) 421-6954
Fax: (212) 355-5243
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of filing persons)

Copies to:

Bruce W. Raphael, Esq.
Matthew J. Gardella, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, Massachusetts 02199
Tel: (617) 239-0100
Fax: (617) 227-4420

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable*

    *
    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

THE FOLLOWING EMAIL WAS SENT FROM YASU HASEGAWA, PRESIDENT OF TAKEDA PHARMACEUTICAL COMPANY LIMITED, TO EMPLOYEES OF TAKEDA GLOBAL RESEARCH & DEVELOPMENT CENTER, INC. ON APRIL 10, 2008

Dear Colleagues,

        It is with great pleasure that I announce Takeda Pharmaceutical Company Limited has entered into a definitive agreement to acquire Millennium Pharmaceuticals, Inc.—a leading biopharmaceutical company based in Cambridge, Massachusetts. Millennium has an innovation-driven discovery and development organization, with an advancing pipeline of novel product candidates in oncology and inflammation. Millennium currently markets VELCADE® (bortezomib) for Injection, a novel, market-leading oncology product, and is developing a therapy for inflammatory bowel diseases, MLN0002, which is expected to enter Phase III clinical trials in late 2008/early 2009.

        The inclusion of Millennium, which provides access to a fully-integrated oncology discovery, development and commercial platform with an experienced management team, will support our goal of becoming a global leader in oncology.

        Following the close of the acquisition, Millennium will operate as a stand-alone business unit, reporting to me.

        The vision for Millennium is to become the center of oncology for Takeda worldwide, responsible for setting global oncology strategy, leading oncology development, and continuing to perform novel oncology research. Transition teams will be launched to develop plans for how to achieve that vision. The actual process and transition will take time to determine, but the principles by which the transfer occurs will ensure Takeda's development programs continue to progress and we maintain our strong partnerships.

        For now, all of Takeda's current oncology programs will continue to be managed by their current teams and in their current respective locations. Furthermore, other Takeda agreements and partnerships in the area of oncology such as Affymax, Amgen and Cell Genesys will also continue to operate as they do today.

        In addition, the status of Millennium's current pipeline compounds outside of oncology will remain unchanged at this time and Takeda and Millennium management will jointly determine how to maximize their value in the future.

        Science and the development of our R&D pipeline are fundamental to our continued growth as a company. As I consider this and the complementary fit of Millennium's discovery, research and development technologies with our own, I am confident that today's agreement will allow Takeda to provide superior pharmaceutical products more rapidly to patients and healthcare professionals.

        This is clearly an exciting and important period in Takeda's history. I want to express my heartfelt gratitude for your continued commitment and dedication to maintaining the momentum of your current projects.

Sincerely
Yasu Hasegawa President, TPC

        The tender offer for the outstanding common stock of Millennium referred to in this email has not yet commenced. The solicitation and the offer to buy shares of Millennium's common stock will be made pursuant to an offer to purchase and related materials that Mahogany Acquisition Corp., a wholly-owned subsidiary of Takeda America Holdings, Inc., intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Mahogany Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter

Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that Millennium shareholders should read and carefully consider before making any decision with respect to the tender offer. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://.www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents may be obtained by directing such requests to the information agent specified in the tender offer materials. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Millennium at http://www.Millennium.com.

THE FOLLOWING EMAIL WAS SENT FROM YASU HASEGAWA, PRESIDENT OF TAKEDA PHARMACEUTICAL COMPANY LIMITED, TO EMPLOYEES OF TAKEDA PHARMACEUTICALS NORTH AMERICA, INC. ON APRIL 10, 2008

Dear Colleagues,

        It is with great pleasure that I announce Takeda Pharmaceutical Company Limited has entered into a definitive agreement to acquire Millennium Pharmaceuticals, Inc.—a leading biopharmaceutical company based in Cambridge, Massachusetts. Millennium has an innovation-driven discovery and development organization, with an advancing pipeline of novel product candidates in oncology and inflammation. Millennium currently markets VELCADE® (bortezomib) for Injection, a novel, market-leading oncology product, and is developing a therapy for inflammatory bowel diseases, MLN0002, which is expected to enter Phase III clinical trials in late 2008/early 2009.

        The inclusion of Millennium, which provides access to a fully-integrated oncology discovery, development and commercial platform with an experienced management team, will support our goal of becoming a global leader in oncology.

        Following the close of the acquisition, Millennium will operate as a stand-alone business unit, reporting to me.

        The vision for Millennium is to become the center of oncology for Takeda worldwide, responsible for setting global oncology strategy, leading oncology development, and continuing to perform novel oncology research. Transition teams will be launched to develop plans for how to achieve that vision. The actual process and transition will take time to determine, but the principles by which the transfer occurs will ensure Takeda's development programs continue to progress and we maintain strong our partnerships.

        For now, all of Takeda's current oncology programs will continue to be managed by their current teams and in their current respective locations. Furthermore, other Takeda agreements and partnerships in the area of oncology such as Affymax, Amgen and Cell Genesys will also continue to operate as they do today.

        Millennium has an experienced U.S. specialty sales force, established relationships with oncology thought leaders and highly regarded marketing capabilities to launch future products. As I consider this and the complementary fit of Millennium's discovery, research and development technologies with our own, I am confident that today's agreement will allow Takeda to provide superior pharmaceutical products more rapidly to patients and healthcare professionals.

        This is clearly an exciting and important period in Takeda's history. I want to express my heartfelt gratitude for your continued commitment and dedication to maintaining the momentum of your current projects.

Sincerely
Yasu Hasegawa President, TPC

        The tender offer for the outstanding common stock of Millennium referred to in this email has not yet commenced. The solicitation and the offer to buy shares of Millennium's common stock will be made pursuant to an offer to purchase and related materials that Mahogany Acquisition Corp., a wholly-owned subsidiary of Takeda America Holdings, Inc., intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Mahogany Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that

Millennium shareholders should read and carefully consider before making any decision with respect to the tender offer. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://.www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents may be obtained by directing such requests to the information agent specified in the tender offer materials. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Millennium at http://www.Millennium.com.

THE FOLLOWING LETTER WAS SENT TO
PARTNERS OF TAKEDA GROUP COMPANIES
ON APRIL 10, 2008

April 10, 2008

Dear Valued Partner,

        I am pleased to announce that today Takeda Pharmaceutical Company Limited has reached an agreement to acquire Millennium Pharmaceuticals, Inc. Millennium will become a wholly owned subsidiary of Takeda and continue to operate as an autonomous business unit in Cambridge, Massachusetts, under the continued leadership of CEO Deborah Dunsire, M.D. Millennium will subsequently be referred to as Millennium Pharmaceuticals Inc., a Takeda Company. We anticipate the agreement to close within the next 30-90 days.

        This acquisition is a strategic step in Takeda's vision to become a global oncology leader.

        Millennium, a leading biopharmaceutical company, brings to the Takeda Group VELCADE® (bortezomib) for Injection—a novel, market-leading cancer product approved in more than 85 countries worldwide. The experience of developing and bringing to market a successful oncology drug paired with Millennium's experienced U.S.-based oncology commercial group will be crucial assets as Takeda executes its oncology strategy. Millennium also has a robust discovery organization and clinical development pipeline of innovative product candidates in oncology and inflammation, including a promising product for inflammatory bowel disease (IBD).

        While Takeda is excited about the potential of its enhanced development and commercial capabilities created through this acquisition, we also remain extremely committed to our existing partnership with you. We believe the acquisition of Millennium strengthens Takeda's global R&D network and commercialization capabilities, making us an even more ideal partner as we move forward together.

        Ultimately, we believe that the capabilities of Takeda and Millennium hold tremendous opportunities for all involved. If you do have any questions about your Takeda business, I want to encourage you to please contact your existing Takeda contact.

        We appreciate your ongoing commitment to our partnership and look forward to continued success in the future.

Sincerely

        The tender offer for the outstanding common stock of Millennium referred to in this letter has not yet commenced. The solicitation and the offer to buy shares of Millennium's common stock will be made pursuant to an offer to purchase and related materials that Mahogany Acquisition Corp., a wholly-owned subsidiary of Takeda America Holdings, Inc., intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Mahogany Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that Millennium shareholders should read and carefully consider before making any decision with respect to the tender offer. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://.www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents may be obtained by directing such requests to the information agent specified in the tender offer materials. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Millennium at http://www.mlnm.com/.